[TRACTOP INTERNATIONAL, INC. LETTERHEAD]

August 6, 1992

To:      John and Judith Martin

From:    Luba Veselinovic


I am pleased to have had our lengthy discussions of yesterday and to have reached final agreement. I am prepared to act on my own, without involving lawyers.

We all know that things have not gone as well as desired, but not through lack of effort on all our parts. I also have felt like giving up at times.

We need to get rid of the threat of deadlines and accept the current reality of the market. Therefore, we have agreed on the following changes to our previous agreement:

1.   All matters are put into current status, without default.

2. We acknowledge the $150,000.00 owing to you, and it will continue, as a debt without a fixed maturity date and without interest. It will be paid when the majority of the Board of Directors decides that the company cash position permits.

3.   Royalties are to be reduced to:

     Martins  -  $ 5.00 per unit
     TracTop  -  $50.00 per unit

All notices of default are cancelled. Therefore, all agreements between us (Martins/TracTop) are in good standing and will continue in force with changes above.

I am pleased that we were able to resolve this matter, and establish a basis to move forward together for the mutual success of all parties.


/s/  John W. Martin  8/6/92                     /s/ Kelyndra Lowe         8/6/92
---------------------------                     --------------------------------
John W. Martin - Director                                                Witness


/s/ Judith Tyler Martin                         /s/ Kelyndra Lowe         8/6/92
-----------------------                         --------------------------------
Judith Tyler/Martin - Director                                           Witness


/s/ Luba Veselinovic                            /s/ Arthur A. Orofino
--------------------                            --------------------------------
Luba Veselinovic - President                    Arthur A. Orofino        Witness